December 31, 2008

B. Rama Raju
Managing Director and Chief Executive Officer
Satyam Computer Services Limited
Satyam Infocity, Unit 12, Plot No. 35/36
Hi-Tech City, Survey No. 64, Madhapur
Hyderabad 500081, Andhra Pradesh, India

> **Re:** **Satyam Computer Services Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed August 8, 2008**
> **File No. 1-15190**
> **Response Letters Dated November 26, 2008 and December 29, 2008**

Dear Mr. Raju:

We refer you to our comment letters dated September 23, 2008 and December 12, 2008 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance